August 24, 2010

By U.S. Mail and Facsimile to: (901) 523-5762

William C. Losch III
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

> **Re:** **First Horizon National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010 and June 30, 2010**
> **File No. 001-15185**

Dear Mr. Losch:

We have reviewed your response and have the following additional comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1. Please refer to your response to comment 1 of our letter dated May 18, 2010 and address the following:

    - Your proposed revisions seem to include general, high-level discussions of your underwriting policies and procedures that could easily be applied to any lending institution that issues loans similar to yours. The purpose of our comment was to elicit disclosures that would provide transparency surrounding your specific underwriting policies and procedures such that investors and others would understand where the related risks are in your portfolio. Please revise future filings to provide an expanded discussion of your underwriting policies and procedures that specifically quantifies and discuss the criteria you use to underwrite loans specific to your portfolio, including legacy businesses.

    - Please revise future filings to provide an expanded discussion of the underwriting policies and procedures related to your consumer real estate segment. Quantify the loan to value ratios used to underwrite HELOC's and installment loans. Discuss the terms of these loans, including the rate resets on lines of credit and how you capture the risks associated with future resets in underwriting these loans. Also, provide quantification of the high credit scores used to underwrite them, as discussed on page 92.

- In light of the fact that this information was not previously disclosed as well as the continuing impact of past underwriting on your credit losses and losses on loan repurchases, please clearly identify and discuss the changes to your underwriting policies and procedures <u>during the last five years</u>.

2. Please refer to your response to comment 2 of our letter dated May 18, 2010 and address the following:

- In light of the continuing impact of past underwriting of payment-option ARM's, sub-prime loans and low or reduced documentation loans on your credit losses and losses on loan repurchases, please revise your future filings to provide a tabular presentation of the originations, sales, and ending balances by each separate type of these loans (i.e., payment-option ARM's, sub-prime loans and low or reduced documentation loans) as well as by any other category that you believe would highlight the risk orientation of loans underwritten <u>for each of the last five years</u>.

- Please incorporate your entire response to comment 2 of our letter dated May 18, 2010 into your future filings. For each period presented, discuss the effects on the allowance for loan losses and non-performing/non-accrual information related to payment-option ARM's, sub-prime loans and low or reduced documentation loans. To the extent you believe the outstanding balances are not material at December 31, 2009, include disclosure of the amount and of your opinion.

- Please revise future filings to clearly disclose the activity in these loan products between periods, particularly the stated-income loans.

- It appears you continue to originate stated-income loans. Please revise future filings to provide an expanded discussion of this activity, including the policies and procedures for underwriting them and quantification of new loans issued in each period presented.

3. Please refer to your response to comment 3 of our May 18, 2010 letter and address the following:

a) You state in your response that the vast majority of your repurchase obligations reside with loans sold by your legacy mortgage banking business. Please revise future filings to quantify the amount loans sold by this business and to quantify your total exposure to repurchase obligations.

b) Please revise future filings to disclose the total amount of loans in the repurchase request pipeline for each period presented. Discuss the related activity within and between each period. Please provide us this information for each period presented in your Form 10-K for the period ended December 31, 2009.

c) Revise your future filings to disclose whether there is a particular time period that you have to respond to the repurchase request, and if so, what occurs if you do not timely respond.

d) Revise your future filings to disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other). If this amount has grown over the periods for any claimant, please address any qualitative factors that are considered in your methodology to account for this fact.

e) Tell us whether you have experienced additional repurchase requests in more recent periods from mortgage insurers, monoline insurers or other investors. If so, please tell us how you have increased the reserve related to these claimants and discuss how this additional reserve was established. As part of your response, please address the success rates you are experiencing with these types of claims.

f) Revise your future filings to disclose, by claimant, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims.

g) Revise your future filings to disclose which particular representation and warranty provisions are resulting in the most repurchases/reimbursements. As part of your revised disclosure, please address any trends in terms of the losses associated with the various types of defects or type of loan. Please provide a breakdown of loan repurchases by type that highlights riskier loans such as payment-option ARM's, sub-prime loans and low or reduced documentation loans and discuss any trends in repurchases for these types of loans compared to others.

h) Tell us whether as part of your estimation of your accrued liability you are only considering currently impaired loans that have been sold or all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for.

       i)   Discuss the extent to which your review process for the claims received is a loan by loan analysis, or some sort of higher level analysis to reject or accept the claims.

       j)   Tell us whether you have any recourse back to any broker or mortgage company who sold you a loan which was supposed to be underwritten according to your underwriting standards. If so, tell us what actions you have taken with respect to this.

       k)   Tell us whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies. If so, tell us how this is factored into the estimation of your accrued liability.

       l)   Revise your future filings to address any trends or differences in your exposure to repurchase requests relative to others in your industry.

4. We note your response to prior comment 3 to our letter dated May 18, 2010 including your discussion on page 12 of your response regarding your methodology of determining the range of loss exposure. Accordingly, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued related to representations and warranties, please revise your future filings to disclose an estimate of the possible loss or range of loss or provide explicit disclosure that you are unable to make such an estimate.

Loan Portfolio, page 17

5. Please refer to your response to comment 5 of our May 18, 2010 letter and revise future filings to discuss the extent to which you have curtailed lending of HELOC's. Also, please revise future filings to disclose the nature of the remaining 15% of the loans included in this classification at March 31, 2010.

Exhibit 13

Nonperforming Assets, page 48

6. Please refer to your response to comment 15a of our May 18, 2010 letter and revise future filings to incorporate your response, including a discussion of why management believes it is not relevant to track loan modifications that are not

considered troubled debt restructurings (TDR) and how not doing so enables management to evaluate the effectiveness of any non-TDR modification or the related effects of those modifications on the financial statements. Revise your future filings to more clearly discuss the type of modifications engaged in that you do not consider to be TDRs.

Form 10-Q for the Period Ended March 31, 2010

Management's Discussion and Analysis

Business Line Review
Non-Strategic, page 63

7. We note your response to comment 21 of our previous letter dated May 18, 2010 regarding your historical presentation of repurchase-related costs on your Statements of Operations. In light of the potential confusion over the presentation of these repurchase-related amounts between non-interest income and non-interest expense as the situation has developed and as discussed in your response, tell us how you considered whether it would be more transparent for you to retroactively reclassify these amounts into a single line item and accompany that presentation with appropriate narrative disclosures in your future filings.

Closing Comment

You may contact Paul Cline, Accountant, at (202)551-3851 or me at (202)551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief